Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDATE RELEASE


    Vasogen's ACCLAIM Trial of Celacade(TM) in Heart Failure Presented at the
                        Canadian Cardiovascular Congress


Mississauga, Ontario (October 25, 2006) - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, announced that previously reported results from the ACCLAIM trial of its Celacade(TM) technology in chronic heart failure were presented today at the late breaking clinical trial session of the 2006 Canadian Cardiovascular Congress being held in Vancouver. The Canadian Cardiovascular Congress is the largest gathering of cardiovascular professionals in Canada and is designed to showcase the best research and to promote learning through scientific sessions, interactive workshops, and late-breaking clinical trials. The ACCLAIM results were presented by Jean Rouleau, M.D., Principal Investigator for the Canadian arm of the ACCLAIM trial.

As previously reported, while the ACCLAIM trial did not reach the primary endpoint, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in the pre-specified subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02), and by 39% in the pre-specified subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003).

Consistent with the impact of Celacade on the risk of mortality and morbidity in a majority of patients in the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (p=0.04).

About the ACCLAIM Trial
The double blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had New York Heart Association (NYHA) Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included diuretics (94%), ACE-inhibitors (94%), beta blockers (87%), automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were well balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.


                                     -more-
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                                                     ...page 2, October 25, 2006


The difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant; however, the risk reduction directionally favoured the Celacade group.

About Chronic Heart Failure
Chronic inflammation is now well recognized as an underlying mechanism contributing to the development and progression of heart failure. Chronic heart failure is a debilitating condition in which the heart's ability to pump blood throughout the body is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death.

About the Chronic Heart Failure Market
In North America and Europe, chronic heart failure affects approximately 12 million people, 33 percent of whom have non-ischemic etiology. At any one time, approximately 4.4 million of these patients are in the NYHA Class II stage of disease and 2.4 million patients are NYHA Class III.

In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $25 billion annually and the condition is associated with more than 600,000 deaths each year. Currently, there are no approved therapies that target the chronic inflammation underlying chronic heart failure.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade(TM) technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.


Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.